ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-187853
Dated May 23, 2013

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101, Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2013-06

POLYMET ANNOUNCES TERMS OF US$60.5 MILLION RIGHTS OFFERING AND FILES FINAL PROSPECTUS

St. Paul, Minnesota, May 24, 2013 – PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) has filed the final prospectus with the securities regulatory authorities in the provinces of British Columbia, Alberta, and Ontario in Canada and an amendment to its registration statement on Form F-10, of which the final prospectus forms a part, with the U.S. Securities and Exchange Commission for an offering of rights (“Rights”) to holders of common shares of the Company to raise up to approximately US$60.5 million in gross proceeds (the "Rights Offering").

Every shareholder will receive one Right for each common share owned on June 4, 2013, the Record Date. Two Rights will entitle the holder to acquire one new common share of PolyMet at US$0.66 per share. The Rights will be listed for trading on the Toronto Stock Exchange ("TSX"), which will also list the common shares issuable upon the exercise of the Rights. PolyMet will apply to list the Rights and Common Shares issuable upon the exercise of the Rights on the NYSE MKT.

Subject to applicable law, all PolyMet shareholders will have the choice to participate and, by exercising all of their Rights, maintain their existing levels of ownership. Rights holders can, in whole or in part, exercise their Rights and subscribe for common shares, or sell or assign their Rights to another party (who wishes to subscribe for new PolyMet common shares).

On May 22, 2013, a special committee of the Board of Directors of PolyMet (the "Board") composed entirely of independent directors recommended the Rights Offering to the Board. In setting the terms, the Board objectives were to act in the best interests of the Company, by being fair to all shareholders regardless of their level of ownership, and to select terms that will be simple to explain and for the market to understand. The Board also considered terms of other comparable rights offering transactions and regulatory requirements.

The Board and senior management have committed to exercise their Rights (or cause them to be exercised) based on current ownership of approximately 3.0% . Glencore AG ("Glencore"), an indirect, wholly-owned subsidiary of Glencore Xstrata plc has committed to exercise its Rights based on its current approximate 25.6% ownership of PolyMet common shares, as well as acquiring any common shares not subscribed for by other PolyMet shareholders subject to certain conditions and limitations described in the final prospectus. Subject to these limitations, if only Glencore and management subscribe and no other shareholders subscribe, Glencore would own approximately 47.8% of the then-issued PolyMet common shares.

"Our focus is transitioning from obtaining agreement on technical aspects of the NorthMet Project for the supplemental draft EIS to completion of the environmental review and permitting process, completion of pre-construction engineering and preparation for project construction," observed Jon Cherry, PolyMet's President and CEO.

"Completion of the previously announced Rights Offering will mean that we are well financed to complete these tasks and gives all our loyal and supportive shareholders the first right to participate in this financing on an equal basis," Mr. Cherry continued.

Rights Offering Details

What is a Rights Offering?
In a Rights Offering, all eligible shareholders get the same pro rata right to participate in the financing on the same terms.

How many common shares will I be able to subscribe for?
For each common share you hold on the Record Date you will receive one Right. For every two Rights, you will be able to subscribe for one new common share (subject to applicable law).

Record date/time
5:00 p.m. (Eastern time) on June 4, 2013 (the "Record Date").

Commencement Date
June 6, 2013

What will it cost to subscribe for a share?
Upon the exercise of 2 Rights, each common share will cost US$0.66.

Rights Expiry Date
The Rights Offering will be open until 5:00 p.m. (Eastern time) on July 3, 2013. Holders of Rights will need to exercise their Rights prior to that time and date ("Expiry Date").

How much will the Rights Offerings raise?
Gross proceeds of approximately US$60.5 million.

What will the funds raised be used for?
Upon closing of the Rights Offering, PolyMet expects to have approximately US$15 million cash on hand, which, together with the net proceeds of this Rights Offering will be used to:

  Repay the bridge loan advanced by Glencore on April 11, 2013 - US$20 million
  Complete environmental review and permitting - US$17 million
  Maintain existing infrastructure - US$5 million
  Engineering prior to start of project construction - US$10 million
  Long lead time equipment - US$10 million
  General corporate purposes - US$12 million.

How many common shares will be issued?
If all of the Rights are exercised, the Company expects to issue a total of approximately 91.6 million common shares representing 50% of the currently outstanding common shares.

Will this dilute my percentage share holdings?
Your shareholdings will not be diluted if you exercise your Rights in full. If your Rights go unexercised, your percentage share holdings will be diluted.

Can I sell my Rights?
Yes, shareholders who do not wish to exercise their Rights in full will be able to either assign or sell some or all of their Rights. The TSX has provided conditional approval for trading of the Rights, which will commence on May 31, 2013 as TSX:POM.RT subject to PolyMet's satisfaction of the listing conditions of the TSX. PolyMet will apply to list the Rights and Common Shares issuable upon the exercise of the Rights on the NYSE MKT. The approval of such listing will be subject to PolyMet fulfilling all of the listing requirements of the NYSE MKT.

Can I subscribe for more common shares?
Yes. All shareholders have an Additional Subscription Privilege that allows those shareholders who fully exercise their Rights to acquire any PolyMet common shares issuable under this Rights Offering that are not subscribed for prior to the Expiry Date. The allocation of the Additional Subscription Privilege will be pro rata to the total number of Additional Subscriptions and the number of common shares originally held by those who apply for Additional Subscription.

How do I pay for my common shares?
If you are a registered shareholder you will pay the subscription agent, being Computershare Investor Services Inc., in Toronto, Canada, directly. If you hold your shares through an intermediary in "street name" your intermediary should pay for the common shares in accordance with your instructions.

When will I receive additional information?
A Rights certificate and a prospectus will be mailed to each registered shareholder shortly following the Record Date. The prospectus is currently available on SEDAR at www.sedar.com under the Company's profile.

Standby Commitment
Glencore's intention is to exercise all of the Rights it receives as a result of its 25.6% ownership of PolyMet common shares and has entered into a standby commitment whereby Glencore has agreed, subject to certain conditions and limitations set out in the final prospectus, to subscribe for any common shares that are not subscribed for under the Rights Offering (including the Additional Subscription Privilege) on the Expiry Date, up to a total of approximately US$53.1 million. See PolyMet’s news release issued on April 10, 2013 for additional information regarding the standby commitment.

Summary of Glencore's Current Holding of PolyMet

As of the date hereof, PolyMet has 183,272,404 issued and outstanding common shares. Based on information provided by Glencore, through a series of transactions since October 31, 2008, Glencore holds:

  46,967,842 PolyMet common shares representing approximately 25.6% of PolyMet's issued and outstanding common shares.

  $30.8 million initial principal plus capitalized interest series A-D debentures exchangeable into 20,500,756 PolyMet common shares through the exercise of the Exchange Warrants, and

  Purchase Warrants issued in connection with certain of the transaction to acquire 5,600,000 PolyMet common shares.

Both the Exchange and Purchase Warrants are exercisable at US$1.50 per share, and expire on September 30, 2014 and December 31, 2015 respectively.

Accordingly, Glencore is deemed to beneficially own, or exercise control or direction over 73,068,598 PolyMet common shares representing approximately 34.9% of the total issued and outstanding common shares on a partially diluted basis, that is assuming the exchange only of Glencore's convertible securities and no exchange of any securities of PolyMet that carry the right to acquire common shares held by any party other than Glencore.

Early Warning Disclosure
Following completion of the Rights Offering, Glencore will be deemed to beneficially own, or exercise control or direction over, the number of common shares as set out below, in the following circumstances. The number of PolyMet common shares to be owned by Glencore cannot be determined at this time as the number of Standby Shares to be acquired by Glencore will only be determined at the Expiry Time. Accordingly, this information is subject to change when the participation of shareholders in the Rights Offering has been determined.

Full exercise of Rights by other shareholders
Assuming (i) holders of Rights take up their basic subscription entitlement in full and the standby commitment is not utilized, so Glencore exercises only its basic subscription privilege, and (ii) no holder of securities having the right to acquire common shares of the Company (including Glencore) exercises any such right, following closing of the Rights Offering, Glencore would acquire 23,483,921 additional PolyMet common shares and as a result Glencore would beneficially own, or exercise control or direction over 70,451,763 common shares, representing approximately 25.6% of the 274,908,606 then issued and outstanding PolyMet common shares.

The triggering of the customary anti-dilution provisions of Glencore's Exchange Warrant and Purchase Warrants by the Rights Offering would adjust the number of common shares issuable to Glencore thereunder to 23,717,410 and 6,470,847, respectively, which, if exercised, would result in Glencore holding approximately 33.0% of the outstanding common shares of PolyMet on a partially diluted basis.

No exercise of Rights by other shareholders
Assuming none of the holders of Rights, other than Glencore, exercise their basic subscription entitlement and accordingly Glencore acquires all common shares offered under the Rights Offering, subject to the limitations described in the final prospectus, following closing of the Rights Offering Glencore would acquire 80,398,727 PolyMet common shares and would be deemed to beneficially own, or exercise control or direction over, 127,366,569 PolyMet common shares representing approximately 48.3% of the 263,671,131 then issued and outstanding common shares.

The triggering of the customary anti-dilution provisions of Glencore's Exchange Warrant and Purchase Warrants by the Rights Offering would adjust the number of common shares issuable to Glencore thereunder to 23,404,393 and 6,386,196, respectively, which, if exercised, would result in Glencore holding approximately 53.6% of the outstanding common shares of PolyMet on a partially diluted basis.

Investment Intent
Glencore AG's decision to participate in the Rights Offering and provide the standby commitment has been made for investment purposes. Glencore AG will continue to review its investment alternatives from time to time and may determine to increase or decrease its equity ownership in PolyMet through the acquisition or sale of additional outstanding common shares or other securities of PolyMet through open market or privately negotiated transactions in accordance with applicable securities laws.

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This news release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities in the United States; nor shall there be any sale of securities mentioned in this news release in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP – Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investor Relations
PolyMet	MZ North America
Jenny Knudson	Pascal Nigen
VP – Investor Relations	Senior Vice-President
Tel: +1 (651) 389-4110	Tel: +1 (212) 301-7149
jknudson@polymetmining.com	pnigen@mzgroup.us
www.mzgroup.us

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the Rights Offering, budgets, work programs, capital expenditures, our ability to receive environmental and operating permits, job creation, actions by government authorities, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PolyMet has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, for the offering to which this communication relates. Before investing, prospective investors should read the prospectus in that registration statement and other documents the issuer has filed with the U.S. Securities and Exchange Commission, for more complete information about PolyMet and this offering. The documents are available free of charge by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov. Alternatively, PolyMet will arrange to send you the prospectus if you request it by calling 1-416 - 915-4149.